Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Limited
ABN: 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Victor Caruso
Date of last notice	23 September 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Zurich Bay Holdings Pty Ltd, an entity in which Mark Caruso has a relevant interest and is a director and Regional Management Pty Ltd an entity in which Mark Caruso has a relevant interest and is a director.
Date of change	18 January 2011

No. of securities held prior to change	7,685,193 Ordinary Fully Paid Shares 5,875,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011. 3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Class	5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Number acquired	Nil
Number disposed	5,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Vesting Conditions not met
No. of securities held after change	7,685,193 Ordinary Fully Paid Shares 5,875,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011. 3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 20,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapsing of Options due to Vesting Conditions not being met.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	N/A Lapsing of options
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A Lapsing of options
If prior written clearance was provided, on what date was this provided?	N/A Lapsing of options

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Limited
ABN: 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank Terranova
Date of last notice	7 January 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Novabank Pty Ltd. Mr Terranova has a relevant interest in this Company
Date of change	18 January 2011

+ See chapter 19 for defined terms.

No. of securities held prior to change	1,000 Fully Paid Ordinary Shares 4,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70. 2,500,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Class	2,500,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Number acquired	Nil
Number disposed	2,500,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Vesting Conditions not met

+ See chapter 19 for defined terms.

No. of securities held after change	1,000 Fully Paid Ordinary Shares 4,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapsing of Options due to Vesting Conditions not being met.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	N/A Lapsing of options
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A Lapsing of options
If prior written clearance was provided, on what date was this provided?	N/A Lapsing of options

+ See chapter 19 for defined terms.